MENDOZA
                                     BERGER
                                       &
                                COMPANY, L.L.P.
________________________________________________________________________________
                          Certified Public Accountants




    April 11, 2006


    Babette Cooper
    Staff Accountant
    Division of Corporate Finance
    Securities and Exchange Commission
    Washington DC 20549

    Dear Ms. Cooper:

    We are writing to you concerning the 8-k filed by Omninet Media Corporation, Inc. ("the Company") on March 29, 2005. We are responding to the letter of comment submitted by the Securities and Exchange Commission to the Company on April 5, 2006.

    We are the independent auditors for the Company. The Company is in the process of completing a "Comprehensive 10-K" filing to bring the Company current on its annual and quarterly filings since August 31, 2001. We are auditing the financial statements as of and for the years ended August 31, 2002, 2003, 2004, and 2005.

    As part of our auditing procedures, we attempted to communicate with the Company's prior independent auditors. None of our attempts to communicate with the prior independent auditor met with success. The Company has communicated with the Office of Chief Accountant and received guidance on how to rectify this situation.

    If you have any additional questions or comments, please call me at
    (949) 387-9850 ext. 201.

    Very truly yours,

    Mendoza Berger and Company, LLP

    /s/ Henry Mendoza
    --------------------------------
    Henry Mendoza Managing
    Partner

                5500 Trabuco Road, Suite 150 o Irvine, CA 92620
                        o 949.387.9850 o Fox 949.387.9652